INVESTMENT MANAGERS SERIES TRUST III

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

September 3, 2025

Mr. Kenneth Ellington

Mr. Christopher R. Bellacicco

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust III (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-289195)

Dear Mr. Ellington and Mr. Bellacicco:

This letter summarizes the comments provided to me by Mr. Kenneth Ellington of the staff of the Securities and Exchange Commission (the “Staff”) by telephone on August 12, 2025, and by Mr. Christopher R. Bellacicco of the Staff by telephone on August 25, 2025, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Centerstone Investors Fund (the “Acquired Fund”), a series of Northern Lights Fund Trust III, into the FPA Crescent Fund (the “Acquiring Fund”), a series of the Registrant. The Acquired Fund and the Acquiring Fund are referred to herein as the “Funds.”

Responses to all of the comments are included below and, as appropriate, will be reflected in the combined proxy statement and prospectus that will be filed via EDGAR on September 3, 2025. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

General

1.	The Staff reminds you that the Registrant and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please also respond to our comments in writing and file as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide draft disclosure with your letter. Please allow the Staff sufficient time to review the Registrant’s response prior to filing the 497 filing.

Response: The Registrant acknowledges the comments and has addressed them accordingly.

Combined Information Statement/Prospectus

2.	Please confirm that the fees shown in the Fees and Expenses Tables represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that the fees and expenses presented represent current fees.

3.	In the Fees and Expenses Tables, please move “Short Sale Dividend and Interest Expenses” to a sub-caption of “Other Expenses” and remove “Other Expenses Before Short Sale Dividends and Interest Expenses” and “Total Annual Fund Operating Expenses Before Short Sale and Dividend Expenses.”

Response: The Registrant has revised the Fees and Expenses Tables as requested. Please see Appendix A attached.

4.	In the Example, please confirm the 10-year expense example figure for Class I shares of the Acquired Fund, as the Staff calculates this to be $1,541 rather than $1,514.

Response: The Registrant has revised the 10-year expense example figure to reflect $1,541. Please see Appendix A attached.

5.	Please confirm that any expenses of the Acquired Fund subject to recoupment will not be subject to recoupment after the Reorganization.

Response: The Registrant confirms that following the Reorganization FPA will not seek recoupment from the Acquiring Fund of fees waived or expenses reimbursed by Centerstone to the Acquired Fund prior to the Reorganization.

6.	Please confirm if any expenses reimbursed by FPA to the Acquiring Fund will be subject to recoupment.

Response: The Registrant confirms that FPA will not seek recoupment of any expenses reimbursed by FPA to the Acquiring Fund.

7.	Please include the financial highlights or incorporate by reference the financial highlights for the Acquired Fund (see Item 6 of Form N-14).

Response: The Registrant has revised the following disclosure:

The audited financial statements of the Acquired Fund for the year ended March 31, 2025, are incorporated by reference into the Statement of Additional Information relating to this Proxy Statement and have been audited by Cohen & Company, Ltd., an independent registered public accounting firm, whose report thereon is included in the Acquired Fund’s Form N-CSR for the fiscal year ended March 31, 2025. The Acquired Fund’s financial highlights have been derived from the Acquired Fund’s financial statements, and are included in the Acquired Fund’s prospectus, which is incorporated by reference herein.

The audited financial statements of the Acquiring Fund are incorporated by reference into the Statement of Additional Information relating to this Proxy Statement and have been audited by Tait, Weller & Baker LLP, an independent registered public accounting firm, whose report thereon is included in the Acquiring Fund’s Form N-CSR for the fiscal year ended December 31, 2024. The Acquiring Fund’s financial highlights are included in Appendix D to this Proxy Statement.

8.	The disclosure indicates that FPA expects to reposition a majority of the holdings shortly after the Reorganization to align the portfolio. Please disclose the following: (i) an estimate of the percentage of the Acquired Fund expected to be sold in connection with the Reorganization; (ii) the portfolio transaction costs that are expected to be generated as a result of these trades; and (iii) the estimated impact to shareholders regarding capital gains distributions, including dollars and per share amounts.

Response:  The Registrant has revised the disclosure as follows:

FPA expects to reposition approximately 62% of the Acquired Fund’s investments after the Reorganization to align the portfolio with the Acquiring Fund’s strategies.   The estimated cost of the repositioning is approximately $61,000 or less than $0.001 per share.  Based on the current market value of the Acquired Fund’s holdings and their costs basis to the Acquired Fund, the Acquiring Fund anticipates realizing a net loss on the repositioning, and, therefore, no net capital gains are expected to be realized in connection with the repositioning of the Acquired Fund’s current portfolio.

9.	In the Notice and elsewhere in the combined proxy statement and prospectus, please revise IMST IIII to be IMST III.

Response: The Registrant has made the requested revisions.

10.	In question and answer “How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Acquired Fund?”, please bold the first sentence of the response. In addition, in the table contained in the response, please add total annual fund operating expenses before short sales dividend and interest expenses and fee waiver/expense reimbursements.

Response: The Registrant has made the requested revision to the first sentence of the response. The Registrant has revised the tables in the response as follows:

The following tables show the total annual fund operating expenses before and after short sale dividend and interest expense and any fee waiver and/or expense reimbursement for each class of shares of the Acquired Fund, the Acquiring Fund, and the Pro Forma Combined Fund.

	Acquired Fund – Class A Shares	Acquiring Fund – Investor Class Shares	Pro Forma Combined Investor Class Shares
Total Annual Fund Operating Expenses Before Short Sale Dividend and Interest Expenses and Fee Waiver/Expense Reimbursement	1.56%	1.27%	1.27%
Total Annual Fund Operating Expenses After Short Sale Dividend and Interest Expenses and Fee Waiver/Expense Reimbursement	1.40%	1.16%*	1.16%*

	Acquired Fund – Class C Shares	Acquiring Fund – Institutional Class Shares	Pro Forma Combined Institutional Class Shares
Total Annual Fund Operating Expenses Before Short Sale Dividend and Interest Expenses and Fee Waiver/Expense Reimbursement	2.30%	1.05%	1.05%
Total Annual Fund Operating Expenses After Short Sale Dividend and Interest Expenses and Fee Waiver/Expense Reimbursement	2.15%	1.06%*	1.06%*

	Acquired Fund – Class I Shares	Acquiring Fund – Supra Institutional Class Shares	Pro Forma Combined Supra Institutional Class Shares
Total Annual Fund Operating Expenses Before Short Sale Dividend and Interest Expenses and Fee Waiver/Expense Reimbursement	1.30%	1.05%	1.05%
Total Annual Fund Operating Expenses After Short Sale Dividend and Interest Expenses and Fee Waiver/Expense Reimbursement	1.15%	1.00%*	1.00%*

*Includes 0.01% of Short Sale Dividend and Interest Expenses.

11.	With respect to the question and answer “Who has an interest in the Reorganization?”, please supplementally explain in your correspondence: (a) what “transition services” Centerstone is providing, (b) for how long FPA will make such payments to Centerstone, and (c) whether there is any limit on the amount that FPA will pay to Centerstone. To the extent that payments may continue in perpetuity, please explain how such an agreement is consistent with Section 17(e) of the 1940 Act.

Response: (a) The transition services that will be provided by Centerstone include certain information and non-investment advisory services to FPA regarding portfolio investments, specifically: (i) providing requested portfolio information about the Acquired Fund’s assets; (ii) providing assistance for the preparation of the Acquiring Fund’s audited and unaudited financial statements, financial reporting and other 1940 Act reporting requirements; and (iii) supporting FPA’s interaction with Acquired Fund shareholders. For clarity, Centerstone will not be serving in any asset management, securities distribution or investment advisory capacity.

(b) FPA will make payments to Centerstone for the transition services described above for a period of five years following the Reorganization completion date.

(c) During the five-year period, FPA will pay Centerstone 60% of the net advisory fees and net administrative services fee received by FPA from the Acquiring Fund with respect to the net asset value of the Acquired Fund immediately prior to the Closing Date.

12.	The introductory language under the section “Purchase, Redemption and Valuation Procedures” indicates that additional information about the Acquiring Fund is contained in Appendix B. Is the information complete with respect to the Acquired Fund? Please consider revising the disclosure to add clarity for shareholders.

Response: The information contained in the comparison table is intended to provide a brief summary to shareholders. The Registrant has added the following disclosure:

Additional information regarding the pricing, purchase and redemption of the Acquired Fund’s shares is included in the Acquired Fund’s prospectus which is incorporated by reference into this Proxy Statement.

Proxy Card

13.	Please revise to bold the text indicating the proxy is solicited on behalf of the Fund’s Board of Trustees, consistent with Rule 14A-4(a)(1) under the Securities Exchange Act of 1934, as amended.

Response: The Registrant has revised the disclosure as requested.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary

Appendix A – Fees and Expense Tables and Examples

Acquired Fund - Class A Shares/Acquiring Fund – Investor Class Shares

Shareholder Fees (fees paid directly from your investment)		Acquired Fund Class A		Acquiring Fund Investor Class		Pro Forma Combined Investor Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)		5.00%		None		None
Maximum Deferred Sales Charge (Load)		1.00%[1]		None		None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		0.90%		1.00%[2]		1.00%[2]
Distribution and Service (Rule 12b-1) Fees		0.25%		None		None
Other Expenses		0.36%		0.28%		0.28%[6]
Shareholder Service Fee	0.00%		0.25%		0.25%
Short Sale Dividend and Interest Expense	0.00%		0.01%		0.01%
All Other Expenses	0.36%		0.02%		0.02%
Acquired Fund Fees and Expenses[3]		0.05%		0.00%		0.00%[6]
Total Annual Fund Operating Expenses		1.56%		1.28%		1.28%[6]
Fee Waiver/Expense Reimbursement		(0.16)%[4]		(0.12)%[5]		(0.12)%[5]
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement		1.40%[4]		1.16%[5]		1.16%[5,6]

[1]	A maximum contingent deferred sales charge (“CDSC”) of 1.00% may apply to certain redemptions of Class A shares made within the first 18 months of their purchase when an initial sales charge was not paid on the purchase.

[2]	The Acquiring Fund’s “Management Fees” include both the advisory fee of 0.93% and class-specific administrative service fee of 0.07%.

[3]	This number represents the combined total fees and operating expenses of the acquired funds owned by the Fund and is not a direct expense incurred by the Fund or deducted from the Fund’s assets. Since this number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.

[4]	Centerstone has contractually agreed to waive its fees and reimburse expenses of the Acquired Fund, at least until August 1, 2027 so that the Total Annual Operating Expenses After Fee Waiver and Reimbursement (but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; and (vi) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the advisor))) will not exceed 1.35% of average daily net assets attributable to Class A shares. These fee waivers and expense reimbursements are subject to possible recoupment from the Acquired Fund within three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment. This agreement may be terminated by the Board of Trustees, on behalf of the Acquired Fund, only on 60 days’ written notice to Centerstone or upon termination of the advisory agreement between the Trust and Centerstone.

[5]	FPA has contractually agreed to reimburse the Acquiring Fund for operating expenses in excess of 0.15% of the average net assets of the Investor Class shares of the Acquiring Fund, excluding management fees, administrative service fees, short sale dividend expenses and interest expenses on cash deposits relating to short sales, brokerage fees and commissions, redemption liquidity service expenses, interest, taxes, fees and expenses of other funds in which the Acquiring Fund invests, and extraordinary expenses, including litigation expenses not incurred in the Acquiring Fund’s ordinary course of business, for a period of two years from the date of the Reorganization. FPA has also contractually agreed to reimburse the Acquiring Fund for redemption liquidity service expenses in excess of 0.0044% of the average net assets of the Investor Class shares of the Acquiring Fund for a period of two years from the date of the Reorganization. These agreements may only be terminated earlier by the Acquiring Fund’s board of trustees or upon termination of the investment advisory agreement. Total Annual Operating Expenses after Expense Reimbursement is 1.15%, excluding Short Sale Dividend and Interest Expense.

[6]	Estimated for the current fiscal year.

Acquired Fund – Class C Shares/Acquiring Fund – Institutional Class Shares

Shareholder Fees (fees paid directly from your investment)		Acquired Fund Class C		Acquiring Fund Institutional Class		Pro Forma Combined Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)		None		None		None
Maximum Deferred Sales Charge (Load)		1.00%[1]		None		None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		0.90%		1.00%[2]		1.00%[2]
Distribution and Service (Rule 12b-1) Fees		1.00%		None		None
Other Expenses		0.35%		0.06%		0.06%[6]
Shareholder Service Fee	0.00%		0.03%		0.03%
Short Sale Dividend and Interest Expense	0.00%		0.01%		0.01%
All Other Expenses	0.35%		0.02%		0.02%
Acquired Fund Fees and Expenses[3]		0.05%		0.00%		0.00%[6]
Total Annual Fund Operating Expenses		2.30%		1.06%		1.06%[6]
Fee Waiver/Expense Reimbursement		(0.15)%[4]		0.00%[5]		0.00%[5]
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement		2.15%[4]		1.06%[5]		1.06%[5,6]

[1]	If you redeem Class C shares within 12 months after purchase, you will be charged a contingent deferred sales charge (“CDSC”) of up to 1.00%. The charge will apply to the lesser of the original cost of the Class C shares being redeemed or the proceeds of your redemption and will be calculated without regard to any redemption fee. When you redeem Class C shares, the redemption order is processed so that the lowest CDSC is charged. Class C shares that are not subject to a CDSC are redeemed first. In addition, you will not be charged a CDSC when you redeem shares that you acquired through reinvestment of Investors Fund dividends or capital gains. Any CDSC paid on the redemptions of Class C shares expressed as a percentage of the applicable redemption amount may be higher or lower than the charge described due to rounding.

[2]	The Acquiring Fund’s “Management Fees” include both the advisory fee of 0.93% and class-specific administrative service fee of 0.07%.

[3]	This number represents the combined total fees and operating expenses of the acquired funds owned by the Fund and is not a direct expense incurred by the Fund or deducted from the Fund’s assets. Since this number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.

[4]	Centerstone has contractually agreed to waive its fees and reimburse expenses of the Acquired Fund, at least until August 1, 2027 so that the Total Annual Operating Expenses After Fee Waiver and Reimbursement (but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; and (vi) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the advisor))) will not exceed 2.10% of average daily net assets attributable to Class C shares. These fee waivers and expense reimbursements are subject to possible recoupment from the Acquired Fund within three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment. This agreement may be terminated by the Board of Trustees, on behalf of the Acquired Fund, only on 60 days’ written notice to Centerstone or upon termination of the advisory agreement between the Trust and Centerstone.

[5]	FPA has contractually agreed to reimburse the Acquiring Fund for operating expenses in excess of 0.05% of the average net assets of the Institutional Class shares of the Acquiring Fund, excluding management fees, administrative service fees, short sale dividend expenses and interest expenses on cash deposits relating to short sales, brokerage fees and commissions, redemption liquidity service expenses, interest, taxes, fees and expenses of other funds in which the Acquiring Fund invests, and extraordinary expenses, including litigation expenses not incurred in the Acquiring Fund’s ordinary course of business, for a period of two years from the date of the Reorganization. FPA has also contractually agreed to reimburse the Acquiring Fund for redemption liquidity service expenses in excess of 0.0044% of the average net assets of the Institutional Class shares of the Acquiring Fund for a period of two years from the date of the Reorganization. These agreements may only be terminated earlier by the Acquiring Fund’s board of trustees or upon termination of the investment advisory agreement. Total Annual Operating Expenses after Expense Reimbursement is 1.05%, excluding Short Sale Dividend and Interest Expense.

[6]	Estimated for the current fiscal year.

Acquired Fund – Class I Shares/ Acquiring Fund – Supra Institutional Class Shares

Shareholder Fees (fees paid directly from your investment)		Acquired Fund Class I		Acquiring Fund Supra Institutional Class		Pro Forma Combined Supra Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)		None		None		None
Maximum Deferred Sales Charge (Load)		None		None		None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		0.90%		0.94%[1]		0.94%[1]
Distribution and Service (Rule 12b-1) Fees		None		None		None
Other Expenses		0.35%		0.12%		0.12%[5]
Shareholder Service Fee	0.00%		0.09%		0.09%
Short Sale Dividend and Interest Expenses	0.00%		0.01%		0.01%
All Other Expenses	0.35%		0.02%		0.02%
Acquired Fund Fees and Expenses[2]		0.05%		0.00%		0.00%[5]
Total Annual Fund Operating Expenses		1.30%		1.06%		1.06%[5]
Fee Waiver/Expense Reimbursement		(0.15)%[3]		(0.06)%[4]		(0.06)%[4]
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement		1.15%[3]		1.00%[4]		1.00%[4,5]

[1]	The Acquiring Fund’s “Management Fees” include both the advisory fee of 0.93% and class-specific administrative service fee of 0.01%.

[2]	This number represents the combined total fees and operating expenses of the acquired funds owned by the Fund and is not a direct expense incurred by the Fund or deducted from the Fund’s assets. Since this number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.

[3]	Centerstone has contractually agreed to waive its fees and reimburse expenses of the Acquired Fund, at least until August 1, 2027 so that the Total Annual Operating Expenses After Fee Waiver and Reimbursement (but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; and (vi) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the advisor))) will not exceed 1.10% of average daily net assets attributable to Class I shares. These fee waivers and expense reimbursements are subject to possible recoupment from the Acquired Fund within three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment. This agreement may be terminated by the Board of Trustees, on behalf of the Acquired Fund, only on 60 days’ written notice to Centerstone or upon termination of the advisory agreement between the Trust and Centerstone.

[4]	FPA has contractually agreed to reimburse the Acquiring Fund for operating expenses in excess of 0.05% of the average net assets of the Supra Institutional Class shares of the Acquiring Fund, excluding management fees, administrative service fees, short sale dividend expenses and interest expenses on cash deposits relating to short sales, brokerage fees and commissions, redemption liquidity service expenses, interest, taxes, fees and expenses of other funds in which the Acquiring Fund invests, and extraordinary expenses, including litigation expenses not incurred in the Acquiring Fund’s ordinary course of business, for a period of two years from the date of the Reorganization. FPA has also contractually agreed to reimburse the Acquiring Fund for redemption liquidity service expenses in excess of 0.0044% of the average net assets of the Supra Institutional Class shares of the Acquiring Fund for a period of two years from the date of the Reorganization. These agreements may only be terminated earlier by the Acquiring Fund’s board of trustees or upon termination of the investment advisory agreement. Total Annual Operating Expenses after Expense Reimbursement is 0.99%, excluding Short Sale Dividend and Interest Expense.

[5]	Estimated for the current fiscal year.

Example

The Example below is intended to help you compare the cost of investing in the Acquired Fund with the cost of investing in the Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in each Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses remain as stated in the previous table and that distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

Acquired Fund

	One Year	Three Years	Five Years	Ten Years
Class A Shares	$635	$937	$1,278	$2,237
Class C Shares Assuming Redemption	$318	$689	$1,202	$2,612
Class C Shares Assuming No Redemption	$218	$689	$1,202	$2,612
Class I Shares	$117	$382	$683	$1,541

Acquiring Fund

	One Year	Three Years	Five Years	Ten Years
Investor Class Shares	$118	$382	$679	$1,524
Institutional Class Shares	$108	$337	$585	$1,294
Supra Institutional Class Shares	$102	$325	$573	$1,283

Pro Forma Combined Acquiring Fund

	One Year	Three Years	Five Years	Ten Years
Investor Class Shares	$118	$382	$679	$1,524
Institutional Class Shares	$108	$337	$585	$1,294
Supra Institutional Class Shares	$102	$325	$573	$1,283